UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

WEST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

952355204
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]          Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 952355204	Page 2 of 9 Pages

1.	Names of Reporting Persons. GARY L. WEST
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,342,535
	6.	Shared Voting Power	109,474
	7.	Sole Dispositive Power	8,342,535
	8.	Shared Dispositive Power	109,474
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,452,009
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]
11.	Percent of Class Represented by Amount in Row (9) 10.2%
12.	Type of Reporting Person: IN

SCHEDULE 13G

CUSIP No.: 952355204	Page 3 of 9 Pages

1.	Names of Reporting Persons. MARY E. WEST
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,231,461
	6.	Shared Voting Power	109,474
	7.	Sole Dispositive Power	8,231,461
	8.	Shared Dispositive Power	109,474
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,340,935
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]
11.	Percent of Class Represented by Amount in Row (9) 10.0%
12.	Type of Reporting Person: IN

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

West Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11808 Miracle Hills Drive, Omaha, Nebraska 68154

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Gary L. West (“Gary West”); and

ii) Mary E. West (“Mary West”).

This Statement relates to the Shares (as defined herein) held for the following accounts: (A) the Gary West CRT1 LLC, the Gary West CRT2 LLC, the Gary West CRT3 LLC, the Gary West CRT4 LLC, and the Gary West CRT5 LLC (collectively, the “Gary West CRT LLCs”); (B) the Gary and Mary West Health Institute (the “Institute”); (C) West Investment Holdings, LLC (“Holdings”); (D) the Gary West Rollover IRA (the “Gary West IRA”), and (E) the Mary West CRT1 LLC, the Mary West CRT2 LLC, the Mary West CRT3 LLC, the Mary West CRT4 LLC, and the Mary West CRT5 LLC (collectively, the “Mary West CRT LLCs”). Gary West serves as manager to each of the Gary West CRT LLCs and has been appointed sole representative and proxy with respect to the Institute and, in such capacities, may be deemed to beneficially own the Shares held in each of the Gary West CRT LLCs and by the Institute. Mary West serves as manager to each of the Mary West CRT LLCs and, in such capacities, may be deemed to beneficially own the Shares held in each of the Mary West CRT LLCs. Gary West and Mary West share indirect investment control over Holdings and, accordingly, may be deemed to share beneficial ownership of the Shares held by Holdings.  Gary West and Mary West, who are spouses, are co-founders of the Issuer. However, as discussed in Item 4 below, both Gary West and Mary West disclaim beneficial ownership over the Shares beneficially owned by his and her spouse, respectively.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o West Corporation, 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 2(c).	Citizenship:

i) Gary West is a citizen of the United States of America; and

ii) Mary West is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

952355204

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2016, Gary West may be deemed the beneficial owner of 8,452,009 Shares, which amount includes: (1) 2,465,432 Shares held by the Gary West CRT1 LLC; (2) 2,080,676 Shares held by the Gary West CRT2 LLC; (3) 1,689,077 Shares held by the Gary West CRT3 LLC; (4) 1,162,681 Shares held by the Gary West CRT4 LLC; (5) 833,594 Shares held by the Gary West CRT5 LLC; (6) 93,750 Shares held by the Institute; (7) 109,474 Shares held by Holdings; and (8) 17,325 Shares held by the Gary West IRA.

As of December 31, 2016, Mary West may be deemed the beneficial owner of 8,340,935 Shares, which amount includes: (1) 2,465,434 Shares held by the Mary West CRT1 LLC; (2) 2,080,675 Shares held by the Mary West CRT2 LLC; (3) 1,689,076 Shares held by the Mary West CRT3 LLC; (4) 1,162,681 Shares held by the Mary West CRT4 LLC; (5) 833,595 Shares held by the Mary West CRT5 LLC; and (6) 109,474 Shares held by Holdings.

In accordance with Rule 13d-4 under the Exchange Act, Gary West expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by Mary West, and Mary West expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by Gary West.  Each Reporting Person does not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with each other or any other person.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an acknowledgement or admission that either of the Reporting Persons is the beneficial owner of any of the Shares beneficially owned by the other Reporting Person or any other person, or is a member of a group with the other Reporting Person or any other person, for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Item 4(b)	Percent of Class:

As of December 31, 2016, Gary West may be deemed to be the beneficial owner of approximately 10.2% of the Shares outstanding and Mary West may be deemed to be the beneficial owner of approximately 10.0% of the Shares outstanding.  (There were 83,251,349 Shares outstanding as of October 28, 2016, according to the Issuer’s quarterly report on Form 10-Q, filed November 3, 2016).

Item 4(c)	Number of Shares of which such person has:

Gary L. West:
(i) Sole power to vote or direct the vote:	8,342,535
(ii) Shared power to vote or direct the vote:	109,474
(iii) Sole power to dispose or direct the disposition of:	8,342,535
(iv) Shared power to dispose or direct the disposition of:	109,474

Mary E. West:
(i) Sole power to vote or direct the vote:	8,231,461
(ii) Shared power to vote or direct the vote:	109,474
(iii) Sole power to dispose or direct the disposition of:	8,231,461
(iv) Shared power to dispose or direct the disposition of:	109,474

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain entities listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gary L. West

/s/ Gary L. West

Mary E. West

/s/ Mary E. West

February 14, 2017

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of West Corporation dated as of February 14, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Gary L. West

/s/ Gary L. West

Mary E. West

/s/ Mary E. West

February 14, 2017